Exhibit (c)(2)
[ADAMS CAPITAL INC. LETTERHEAD]

                          RESOURCE CAPITAL GROUP, INC.

                        MEMORANDUM IN SUPPORT OF OPINION
                                     AS OF
                                OCTOBER 22, 2002

RESOURCE CAPITAL GROUP, INC.                    MEMORANDUM IN SUPPORT OF OPINION
TABLE OF CONTENTS
--------------------------------------------------------------------------------

MEMORANDUM IN SUPPORT OF OPINION...............................................................2

          Introduction.........................................................................2
          History of the Business..............................................................3
          Properties...........................................................................3
          Capital Structure....................................................................5
          Financial Results....................................................................5

VALUATION METHODOLOGY..........................................................................5

          Net Asset Approach...................................................................6
          Market Approach......................................................................6
          Income Approach......................................................................7

VALUATION ANALYSIS.............................................................................7

          Net Asset Approach...................................................................8
          Book Value - Comparison..............................................................9
          Treasury Stock Transactions..........................................................9
          Guideline Company Method.............................................................9
          Comparable Transaction Method........................................................10

VALUATION CONCLUSION...........................................................................10

CERTIFICATION..................................................................................12

PROPOSED EQUITY CONSIDERATION   APPENDIX 1.....................................................13

ECONOMIC OUTLOOK   APPENDIX 2..................................................................14

          National Economic Conditions.........................................................14
          EQUITY MARKETS.......................................................................15
          DEBT MARKETS.........................................................................16
          ECONOMIC OUTLOOK.....................................................................18

INDUSTRY OVERVIEW   APPENDIX 3.................................................................19

LACK OF MARKETABILITY DISCOUNTS   APPENDIX 4...................................................21

MINORITY INTEREST DISCOUNT   APPENDIX 5........................................................24

RISK ASSESSMENT   APPENDIX 6...................................................................25

BIBLIOGRAPHY   APPENDIX 7......................................................................27

      SCHEDULES
             Schedule 1 - Fair Market Value Per Share Calculation
             Schedule 2 - Summary of Fair Market Value
             Schedule 3 - Net Asset Approach
             Schedule 4 - Summary of Real Property Fair Market Value
             Schedule 5 - Summary of Treasury Stock Transactions
             Schedule 6 - Historical Balance Sheets
             Schedule 7 - Historical Income Statements

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 1

MEMORANDUM IN SUPPORT OF OPINION

Introduction

The objective of this memorandum is to explain the basis of Adams Capital, Inc.'s ("Adams Capital") fairness opinion (the "Opinion") as it relates to the proposed consideration (the "Consideration") for Resource Capital Group, Inc. ("RCG" or the "Company") equity. The Opinion expresses our conclusions of fairness of the Consideration from a financial point of view as of the valuation date, October 22, 2002. Before evaluating the fairness of the proposed Consideration for RCG equity, we first sought to understand the basis for the Consideration. This exercise requires us to develop a detailed understanding of the methodology and assumptions used. To facilitate this understanding, the Company made available to us:

         (a)      RCG recent internal stock transactions;
         (b) RCG personnel whose input and general knowledge was the basis for the underlying assumptions used in developing the Consideration; and
         (c)      Other material documents (See Appendix 6).

While this analysis is limited by our reliance on RCG Management opinions, we performed standard valuation methodologies to validate RCG Management's assertions.

The generally accepted definition of fair market value comes from IRS Revenue Ruling 59-60. The Ruling's original purpose was "to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate and gift tax purposes." Over time, however, it has become the accepted standard of valuation for purposes other than estate and gift tax. Revenue Ruling 59-60 defines fair market value as:

                  The price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Any methodology used to determine fair market value should conform to this hypothetical standard. Accordingly, we consider the following relevant factors identified in Revenue Ruling 59-60 in our determination of fair market value:

         -        The entity's nature and history;

         - The outlook of the general economy (see Appendix 2) and the specific industry (see Appendix 3);

         - The book value of the entity's stock and the financial condition of the business;

         -        The entity's earning capacity;

         -        The entity's dividend paying capacity;

         -        Whether the entity has goodwill or other intangible value;

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 2

         - Prior sales of stock and the size of the block of stock to be valued; and

         - Public companies engaged in the same or a similar line of business.

History of the Business(1)

Resource Capital Group, Inc. was reorganized as a Delaware Corporation in November 1990, and engages in the ownership and operation of various commercial properties throughout the Southeastern United States. Mr. Albert G. Schmerge III is Resource Capital's Chairman, CEO and President. Prior to the Company's formation, Mr. Schmerge was the sole general partner and CEO of AGS Properties. He entered the real estate business in 1968 and in 1974 combined several family owned businesses and co-founded AGS Properties and Camelback Management Company, which acquired, syndicated, operated and managed more than 70 major real estate properties throughout the United States. RCG currently has eight employees and is headquartered at 419 Crossville Road, Suite 204, Roswell, Georgia 30075.

Properties(2)

RCG's properties are each owned by separate subsidiary limited liability companies. The Company's investments as of October 22, 2002, include the following properties:

8050 Roswell Associates LLC, a Georgia limited liability company, formed in 1995 that owns a 9,000 square foot office building in Fulton County, Georgia. 8050 Roswell leases 88% of the building to a single tenant through May 2005 for $108,150 annually. The remaining 12% of the building is leased by RCG for storage of maintenance tools and supplies. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $113,095.

419 Crossville Associates LLC, a Georgia limited liability company, formed in 1995 that owns a 19,000 square foot office building in Fulton County, Georgia. Crossville leases space to various tenants at rates ranging from $13 to $17 per square foot and remaining terms ranging from one to six years. As of December 31, 2001, the property was 75% occupied with 2001 rental revenue of $214,020.

Colonial Park Commons LLC, a Georgia limited liability company, formed in 1996 that owns an 18,387 square foot office building in Fulton County, Georgia. Colonial leases office space to various tenants at rates ranging from $12 to $17 per square foot. At December 31, 2001, the property was 100% occupied with 2001 rental revenues of $265,081.

Heide Lot LLC, a Georgia limited liability company, formed in 1996 that owns a 10,400 square foot office building in Fulton County, Georgia. Heide leases space to various tenants at rates ranging from $14 to $19 per square foot and remaining terms ranging from one to four years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $191,388.

---------------
(1)  Information sourced from Company's 2001 10K filing to SEC.
(2)  Ibid.

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 3

Hunter Management Company, acquired in 1997, owns a minority interest in various subsidiaries of the Company. Additionally, Hunter manages the properties owned by the Companies subsidiaries.

920 Holcomb Bridge LLC, a Georgia limited liability company formed in 1998, that owns a 14,400 square foot office building in Fulton County, Georgia. Holcomb Bridge leases office space to various tenants at rates ranging from $15 to $19 per square foot and remaining terms ranging from one to four years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $230,867.

RCGI Oakmont LLC, a Georgia limited liability company formed in 1998 and owns a 20,000 square foot office building in Jefferson County, Alabama. Oakmont leases office space at rates ranging from $12 to $16 per square foot with remaining terms ranging from one to five years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $221,356.

RCGI Montclair I, LLC, a Georgia limited liability company, formed in 1998 that owns a 22,248 square foot office building in Jefferson County, Alabama. Montclair leases office space at rates ranging from $11 to $15 per square foot with remaining terms ranging from one to five years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenues of $262,807.

RCGI Millwood LLC, a Georgia limited liability company, formed in 1999 that owns an 8,886 square foot office building in Cobb County, Georgia. Millwood leases office space to various tenants at rates ranging from $14 to $19 per square foot and remaining terms ranging from 1 to 3 years. As of December 31 2001, the property was 100% occupied with 2001 rental revenue of $139,174. Property taxes for 2001 were $7,406.

RCGI Old Canton, LLC, a Georgia limited liability company, formed in 1999 and owns an 11,804 square foot office building in Cobb County, Georgia. Old Canton leases office space to tenants at rates ranging from $14 to $15 per square foot and remaining terms ranging from one to three years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $166,403. Property taxes in 2001 were $9,098.

Wilton Center, LLC, a Georgia limited liability company, formed in 1999 that owns four office buildings containing approximately 48,000 square feet of office space in Fulton County, Georgia. Wilton leases space to various tenants at rates ranging from $15 to $19 per square foot and remaining terms ranging from one to five years. As of December 31, 2001, the property was 13% occupied with 2001 rental revenue of $51,320. The gross potential rent for the property based on December 2001 rents is $725,025 annually. Real estate taxes on this property in 2001 totaled $25,440.

Despite an overabundance of office space becoming available in the sublease market due to a recent downturn in the U.S. economy as well as a softening of the Atlanta real estate market, the

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 4

Company's overall occupancy levels have remained near 100% except for the Wilton and Crossville properties (see Appendix 3).(3)

The Company is seeking new real estate candidates for acquisition and investment, however they are not currently in acquisition negotiations.

Capital Structure

As of December 17, 2001 there were 688 record holders of the Company's common stock and 409,462 shares outstanding as of October 22, 2002. At this point in time there was no established broker-dealer price quotation for the common stock and there are currently no market makers for the stock. RCG periodically acquires treasury stock at a price set by their Board of Directors. In that regard, during 2001 and 2000, they acquired 5,709 and 999 shares for $28,545 and $4,995 respectively ($5.00 per share). An additional 750 treasury stock shares were purchased during the first nine months of 2002 for $5.00 per share (see
Schedule 5). 48,278 shares were issued for officer compensation on October 18, 2002 (see Schedule 1). The Company paid no dividends in 2000 or 2001.

Financial Results

Company annual revenues have remained relatively stable over 1997 - 2001, ranging from $2.0 to $2.2 million (see Schedule 7). The fluctuation in revenue is attributed to gains on sale of various properties. The Company had positive net income in 1997, 1998 and 1999 but had losses in 2000, 2001 and for the nine month period ended September 30, 2002 due to higher interest costs from the Wilton Center project and depreciation expense. These higher costs have not been offset with additional revenue as expected due to difficulties in leasing space in Wilton Center.

The Company's total assets have grown from $11.8 to $16.8 million over the period reviewed as the Company has acquired additional properties (see Schedule
6). However, there was a large increase in mortgages, a nonrecurring shareholder distribution of $417,301 in 1999, and losses in 2000, 2001 and through nine months of 2002 which all contributed to a decline in book value from $5.2 million as of December 31, 1998 to $4.0 million as of September 30, 2002.

VALUATION METHODOLOGY

Before selecting the appropriate approach to valuing a business (and for the purposes of this memorandum to determine the fairness of the Consideration) several questions must be answered. First, the context or purpose of the valuation must be determined. After identifying the intended audience's perspective, the appropriate sources must be referenced to gather information on which approaches are typically used and accepted. These sources may include federal and state statutes, Treasury regulations, IRS administrative rulings and case law depending on the circumstances surrounding the valuation. In addition, the methodology selected should conform to the generally accepted appraisal standards promulgated by the American Society of Appraisers.

---------------
(3)  Company 2001 10K filing to SEC.

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 5

Three basic approaches to valuation exist. While many variations may exist on a given approach, every accepted method can be categorized as one of the following:

         1)       Net Asset Approach
         2)       Market Approach
         3)       Income Approach

Depending on the business being valued and the valuation's purpose, one approach may be more appropriate than another approach. The following paragraphs detail the nature of each approach and discuss the circumstances under which each is most appropriate.

Net Asset Approach

The methodology underlying the cost or net asset approach is relatively simple; subtract the value of liabilities from the value of assets and what remains is net asset value or equity value. This approach is used when the income stream generated by a business does not adequately reflect the value of the company or its underlying assets. The net asset approach is usually reserved for the valuation of holding companies, REITs, companies with little or no operating earnings, or distressed companies that may be facing liquidation.

Market Approach

This approach is ideal when a sufficient number of publicly traded or recently purchased companies that are comparable to the subject company can be identified. However, similarity in 1) size, 2) methods of operation, 3) markets and customers served, 4) accounting methods employed and 5) projected growth in sales and earnings are important for reliable market approach results.

In the market approach, the subject company's value is based on the value of similar companies that are either publicly traded (yielding minority interest value) or have recently been involved in transactions (yielding controlling interest value). In either case, the market approach is based on the third-party nature of verifiable or "arms length" transactions. Information on sales of comparable companies can be difficult to obtain for parties not privy to the transactions. When such data is publicly available, the market approach is the most credible and understandable approach of the three. However, this approach still may ignore or incorrectly include the potential combination benefits or synergies associated with a transaction.

To apply the market approach, comparable company values are measured based on stock prices or transaction price. This value is then divided by an earnings parameter (i.e. - sales, net income or EBIT) or balance sheet parameter (i.e. - total shareholders' equity). The resulting multiple is applied to the subject company to estimate its value.

The market approach is easy to understand, credible, and commonly relied upon by investment bankers. However, to the extent a company is unique, then the value as indicated by the market approach may differ from its true fair market value.

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 6

Income Approach

Under the income approach, the subject company's value is estimated based on the ability of its operations to generate income. This estimate may be calculated by: 1) projecting cash flows from operations and then discounting back to present at a market derived rate of return (usually the subject company's ideal weighted average cost of capital based on the optimal capital structure for firms in its industry), or 2) capitalizing a free cash flow base using an appropriate rate of return.

The isolated cash flow from operations is discounted back to present at an appropriate rate of return, which is typically a company's cost of capital. The business' enterprise value is the sum of the present values of all projected cash flows. When the value of the company's interest bearing debt obligations and non-common equity claims are subtracted from the enterprise value, the remainder is the indicated value of the subject company's common equity.

The capitalization of free cash flow method is easier to employ than the DCF method. In this method, a normalized measure of earnings, such as operating cash flow, is usually divided by the appropriate cost of capital less the projected growth in operating cash flow. This calculation yields the indicated enterprise value for the business. Because the capitalization of free cash flow method is based on a single earnings base, the value that it yields may be less precise than the value yielded by the DCF method which is based on a detailed, explicitly identified stream of future earnings. However, the capitalization of free cash flow method and the DCF method will lead to similar valuation indications when the subject company is a mature company whose future performance is not expected to differ materially from its past.

We did not use the income method to value RCG because the Company has relatively small earnings. We reviewed the capitalization of the Company's past distributions but this resulted in an equity value of less than half of the value calculated from an analysis of treasury stock transactions. Most importantly, the Company does not plan any future distributions, which results in a value of zero from the income approach. We therefore focused on the net asset and market approaches.

VALUATION ANALYSIS

The selection of the appropriate valuation approach depends on the facts and circumstances of each valuation including the purpose of the valuation and the specific characteristics of the subject company (Appendix 5) or interest. The value of the Company is more accurately reflected in its assets (office buildings) rather than the income stream generated by Company's operations. In estimating the fair market value of RCG equity, Adams Capital employs the net asset approach and market approach. In the market approach we analyzed transactions in the Company's treasury stock.

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 7

Net Asset Approach

Since the Company's value is reflected in its assets (office buildings), we primarily used the net asset approach to value the Company. Under the net asset approach all assets and liabilities on the balance sheet are adjusted to their fair market value and all existing equity is set to zero (see Schedule 3). The value of the Company's equity is its net asset value, which is calculated by subtracting adjusted liabilities from adjusted assets.

In the valuation of the Company's equity we utilized the following methodology:

         - Collected and reviewed estimates of fair market value provided by Resource Capital management for each property;

         - Held discussions with Mr. Al Schmerge regarding current occupancy rates, square foot rental rates, capitalization rates, length of current lease agreements, and the underlying assumptions utilized in the estimates of fair market value provided for each property;

         - Reviewed the most recent appraisal performed for each property;

         - Reviewed the capitalization rates and other assumptions used in each real estate appraisal as of the valuation date;

         - Collected and reviewed county tax assessments for each property at the time of the original appraisal dates;

         - Collected and reviewed the most recent county tax assessments for each property;

         - Compared the most recent current tax assessments to the original tax assessment and calculated a valuation multiplier;

         - Applied the valuation multiplier to the original real estate valuation to determine an implied current fair market value;

         - Compared the Company provided value estimates to the calculated value estimates for uniformity;

         - Deducted costs associated with sale of properties and taxes due on built in gains;

         - Assumed that the fair market value of the furniture and autos is equal to $50,000 based on Management's assertions; and

         - Assumed current and long-term liabilities were at market value;

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 8

Based on this analysis the value of the Company's equity is $4,383,085 on a controlling, marketable basis. The value is considered on a controlling basis because only a controlling shareholder can compel a sale of assets or liquidation of the Company. The value is considered marketable because the methodology used relied on market values of the underlying assets (liabilities associated with winding up operations were not considered).

The subject interest is a minority, non-marketable interest. We made a 35% adjustment for lack of marketability because the company's equity is not publicly traded (see Appendix 4). We also made an adjustment to convert the indication to minority basis (see Schedule 2) by applying a minority interest discount of 30% (see Appendix 5). This resulted in an equity value of $1,994,303 on a minority, non-marketable basis.

Book Value - Comparison

We chose to value the business based on the current fair market value of net assets rather than its past performance. In doing so, we relied primarily on the net asset approach. As of September 30, 2002 the Company's book value was approximately $4.0 million (see Schedule 6). In general, any similarity between a company's book value (comprised primarily of accrual-based retained earnings over the history of a company) and its value based on the and fair market value of net assets is purely coincidental. Thus, book value has little, if any, bearing on fair market value based on contemporary financial theory.

Treasury Stock Transactions

Over the past two and a half years the Company has purchased treasury stock for $5.00 per share (see Schedule 5). The total amount shares repurchased is small relative to total shares outstanding as of the valuation date. These treasury stock transactions are the only arm's length transactions in the Company's stock and represent an indication of the Company's value. The fair market value of the stock was calculated by multiplying the number shares outstanding as of the valuation date by the $5.00 per share price of the prior treasury stock transactions. The treasury stock transactions indicate an equity value of $2,048,075 on a minority, non-marketable basis. The net asset value approach supports these market transactions.

Guideline Company Method

The guideline company method attempts to value the subject company according to an assembled industry peer group known as its guideline companies. The Company's business most closely resembles those companies within Standard Industrial Classification ("SIC") major group 65 (Real Estate). In our search for guideline companies we focused on the following SIC codes within major group 65 (Real Estate): 6512 (operators of Nonresidential Buildings), 6531 (Real Estate Agents and Managers) and 6552 (Land Subdividers and Developers, except Cemeteries). We reviewed publicly traded companies (public companies are used in favor of private companies because of the nature of readily available information for the public companies) whose operations are either similar to RCG or are classified in one of the above SIC codes. Our initial screen included criteria of $1 to $20 million annual sales. Our initial search resulted in 26

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                          Page 9
public companies located in the United States. After reviewing the companies'
SEC filings we determined that none of the companies were comparable to RCG because of differences in types of properties owned, business operations and/or financial performance.

Comparable Transaction Method

We examined the comparable transaction method to value Company. Indications of fair market value can be determined by analyzing transactions involving companies similar to RCG. We review the latest available information from a variety of traditional sources and on-line data sources: including Done Deals, BV Market Data, and Mergerstat Review databases. The Done Deals database is a comprehensive source of mid-market ($1-$100 million) transaction data, with approximately 50% of deals under $10 million, and approximately 50% of the selling companies being privately owned. The BV Market Data database contains information on both privately and publicly held companies, which have sold for less than $100 million. It includes a collection of data from the following sources: Pratt's Stats, BizComps, and the International Business Brokers Association. The Mergerstat Review analyzes mergers and acquisitions involving U.S. companies, including privately held, publicly traded and foreign companies from the preceding year. It also analyzes unit divestitures, management buyouts and certain asset sales. Finally, Mergerstat Review includes industry analysis by size, premium and transaction multiples.

The original search of these databases and publications was conducted within Standard Industrial Classification ("SIC") major group 65 (Real Estate) for transactions between January 1, 1998, and September 30, 2002 of companies that operated in the same general industry as the Company and had similar revenues. However, we determined that the companies in the transactions were not comparable to the Company and therefore the comparable transaction method was not appropriate.

VALUATION CONCLUSION

In determining whether the proposed Consideration for RCG equity is fair we valued the Company's equity and compared that value to the Consideration offered by RCG. We chose two methodologies: net asset approach and analysis of treasury stock transactions. We relied more on the net asset approach because the value of the Company is tied to the value of its properties and the net asset approach most accurately reflects this value. Each of the two methods indicates the value of the proposed Consideration for the RCG equity is fair from a financial point of view.

Based upon our analyses, and the facts and circumstances as of the valuation date, October 22, 2002, the fair market value of the Consideration to be used in exchange for Company equity is:

                                   $2,050,000
                       ON A MINORITY, NON-MARKETABLE BASIS
                                (SEE SCHEDULE 2)

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 10

As of the valuation date 457,740 shares of Company common equity were issued and outstanding. The fair market value of Company common equity on an issued and outstanding basis is estimated to be:

                                $5.01 PER SHARE
                                (SEE SCHEDULE 1)

The fully diluted fair market value of Company common equity based on 461,903 fully diluted shares is estimated to be:

                                 $4.97 PER SHARE
                                (SEE SCHEDULE 1)

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 11

CERTIFICATION

We certify, to the best of our knowledge and belief, the following:

         - The statements of fact contained in this Opinion are true and correct.

         - We have no present or prospective interest in the business or property that is the subject of this Opinion, and we have no personal interest or bias with respect to the parties involved.

         - Neither employment nor compensation is contingent upon the reporting of predetermined conclusions and values.

         - This analysis and Opinion were prepared in conformity with the standards of various professional organizations including Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation.

         -        This Opinion was prepared under the direction of David P.
                  Adams III, CPA, ABV, ASA with significant assistance from Mark
                  P. Rutledge, ASA and Tom J. Newsome, PE.

         - David P. Adams III and Mark P. Rutledge are in compliance with the American Society of Appraisers mandatory recertification program for its Senior Members.

         - David P. Adams III is in compliance with the American Institute of Certified Public Accountants' Accredited in Business Valuation certification program.



/s/ David P. Adams III
---------------------------------
David P. Adams III, CPA, ABV, ASA
President
Adams Capital, Inc.

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 12

PROPOSED CONSIDERATION                                                APPENDIX 1

Based the facts and circumstances, and discussions with management the fair market value of the Consideration to be used in exchange for Company equity is $2,050,000 plus the $241,390 liability eliminated or $2,291,390 on a minority, non-marketable basis as of the valuation date, October 22, 2002 (see Schedule
1).

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Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 13

ECONOMIC OUTLOOK                                                      APPENDIX 2

A business' financial success is dependent upon conditions in the general economy as well as within the industry in which it operates. A prospective investor tempers the use of historical financial statistics with anticipated general economic conditions as well as the outlook for the particular industry when determining value based upon historical performance trends. An analysis of these factors has been incorporated into this valuation study.

National Economic Conditions

Gross Domestic Product ("GDP"), which measures the output of goods and services produced within the United States, grew at 3.8% in 2000 and 0.3% in 2001.(4) The decrease in GDP growth was the result of a reduction of fixed asset investment by business, inventory reductions, and decrease in consumer consumption growth. GDP increased at an annual rate of 5.0% in the first quarter of 2002.(5) This represents an increase in economic activity compared to fourth quarter 2001 when real GDP rose 2.7%. The two consecutive quarters of positive GDP growth has signaled the end of the recession and the beginning of the recovery.(6) The major contributors to increase in real GDP were inventory investment, personal consumption expenditures, government spending, housing, and exports, which were partly offset by decrease in nonresidential structures.(7) The increase in inventories or more specifically the slower depletion of inventory was responsible for approximately half of the large growth of GDP in first quarter 2002.(8) The preliminary estimate for second quarter 2002 growth is 1.1%.(9)

The average inflation rate, as measured by the Consumer Price Index ("CPI"), dropped to 2.8% in 2001 from 3.4% in 2000 primarily driven by a decrease in economic activity attributable to the September 11 attacks in the third quarter and a break in energy prices in the fourth quarter. During the first six months of 2002, the CPI rose at a 2.7 percent annual rate primarily due to higher petroleum-based energy costs.(10)

Interest rates, as measured by Moody's corporate Aaa bonds, dropped to an average rate of 7.1% in 2001 from 7.6% in 2000 as reduction in economic growth reduced the demand for loans and uncertain stock market increased the demand for bonds by investors. For the first six months of 2002, the average corporate Aaa bond yield decreased to 6.7%.(11)

The unemployment rate increased to 4.8% in 2001 from 4.0% and 4.2% in 2000 and 1999, respectively, as economic growth slowed. As of June 2002 the unemployment rate had increased to 6.9% and payroll employment was essentially unchanged from the prior month.(12) The recession has been clearly felt on employment with approximately 1.4 million jobs having been lost since March 2001, representing 1.1% of the labor pool.(13)

---------------
(4) News Release - Bureau of Economic Analysis, U.S. Department of Commerce. July 31, 2002.
(5)  Ibid.
(6) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 1.
(7) News Release - Bureau of Economic Analysis, U.S. Department of Commerce. May 24, 2002.
(8) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 7.
(9) News Release - Bureau of Economic Analysis, U.S. Department of Commerce. July 31, 2002.
(10) News Release - Bureau of Labor Statistics, U.S. Department of Labor. July 19, 2002.
(11) FRED. St. Louis Federal Reserve Bank web site (www.stls.frb.org).
(12) News Release - Bureau of Labor Statistics, U.S. Department of Labor. July 5, 2002.
(13) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 1.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 14

In summary, the mild recession in 2001 has ended with positive growth in the last three quarters. While interest rates and inflation remain favorable for economic growth, the relatively high unemployment rate continued to act as a brake on the economy.

Select economic conditions and forecasts are summarized in the following table:

                               ECONOMIC INDICATORS

                                                                                     Inflation-            Interest Rates -
          Period                   Real GDP                Unemployment           Consumer Price          Moody's Corporate
                               Annual Change (%)              Rate (%)               Index (%)               Aaa Bonds (%)
---------------------------------------------------------------------------------------------------------------------------
           1993                       2.7                      6.9                      3.0                      7.2
           1994                       4.0                      6.1                      2.6                      8.0
           1995                       2.7                      5.6                      2.8                      7.6
           1996                       3.6                      5.4                      2.9                      7.4
           1997                       4.4                      5.0                      2.3                      7.3
           1998                       4.3                      4.5                      1.5                      6.5
           1999                       4.1                      4.2                      2.2                      7.0
           2000                       3.8                      4.0                      3.4                      7.6
           2001                       0.3                      4.8                      2.8                      6.9
           2002*                      2.2                      5.9                      1.5                      6.3
           2003*                      2.6                      6.0                      2.3                      6.6
           2004*                      3.3                      5.4                      2.5                      8.0
---------------------------------------------------------------------------------------------------------------------------

Forecast of the Nation: August 2002. Georgia State University Economic Forecast Center.
* = values from these periods are estimates.

EQUITY MARKETS

A company may seek financing from equity markets by selling equity, or ownership shares, to investors. Investors will assess potential returns and requires return to compensate for investment risk; the higher the risk, the higher the required return. While past stock performance is not indicative of future returns, it is helpful to assess historical stock returns. We selected two broad indexes, the Standards and Poor's ("S&P") 500 Index and the Russell 2000 Index as proxies for the overall stock market. The S&P 500 Index consists of 500 of the largest companies, representing all major industries, and is designed to measure performance of the broad domestic economy. The Russell 2000 Index is comprised of 2,000 of the smallest publicly traded companies. Historical common stock indicators are summarized below.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 15

                           COMMON STOCK INDICATORS (%)

                              Total Annual Return          P/E Ratio for        Total Annual Return     P/E Ratio for Russell
          Period               S&P 500 Index (1)           S&P 500 (2)           Russell 2000 (1)             2000 (2)
-----------------------------------------------------------------------------------------------------------------------------
           1993                       9.9                       23                     18.4                      N/A
           1994                       1.3                       17                     -1.7                      N/A
           1995                      37.1                       17                     27.4                       27
           1996                      22.7                       21                     16.4                       32
           1997                      33.1                       25                     22.0                       27
           1998                      28.3                       32                     -2.2                       43
           1999                      20.9                       31                     21.1                       79
           2000                      -9.0                       25                     -2.9                       45
           2001                     -11.9                       48                      2.6                      N/M
           2002                     -25.9                       29                    -29.9                      N/M
-----------------------------------------------------------------------------------------------------------------------------

Notes: 1. Bloomberg Business News. Total return, including reinvestment of dividends, for years ended December 31, except 2002, which is for the period ended October 22.
       2. Bloomberg Business News. Price/Earnings (P/E) ratio as of December 31, except 2002, which is as of October 22, 2002.
N/M = Not meaningful. Negative values for these dates.

In 2001, equity markets suffered a second consecutive year of significant losses. The S&P 500 Index had a loss of 11.9 % after a decline of 9.0% in 2000. Large technology companies were particularly hit hard with Cisco and Sun Microsystems losing more than 50%.(14) Through the first seven months of 2002, the equity markets continue to be caught in a bear market with the S&P 500 and Russell 2000 down 19.9% and 19.1%, respectively. Few stock groups have been spared, even those with strong earnings such as medical suppliers, retailers, homebuilders, and restaurants. This has resulted in the leading equity indexes posting five-year lows.(15)

Investors have been focusing on the negatives. The principal problem is the concern over the quality of reported earnings due to the Enron and WorldCom accounting scandals. Other issues adversely impacting equity markets include uncertainties about the pace of economic recovery, timing and magnitude of expected earnings comeback, and the fractious global situation.(16) There are a number of positives that apparently are not being fully considered by investors. The general economy is performing relatively well with current indicators for housing, retail, and industry suggesting solid increases in GDP for the second half of 2002. Earnings have begun to improve for some companies and industries. The tightening of accounting rules should ease worries about the reliability of financial statements. Finally, equity valuations are clearly more reasonable with the large decline in equity prices over the last year. While these positive factors should lead to a rebound in equity markets, the timing is uncertain.(17)

DEBT MARKETS

A company can also seek bond market financing, which is a loan from the bond purchaser. Supply, demand, and credit risk determine the cost of money or interest rate. In evaluating

---------------
14 Katz, Harvey S. "The 2001 Stock Market in Review", Value Line Investment Survey. January 11, 2002
15   "Selection & Opinion", Value Line Investment Survey. August 2, 2002.
16   Ibid.
17   Ibid.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 16
alternative investments, an investor considers potential debt markets returns. This evaluation is based in part on historical bond returns. Selected historical fixed income investment returns from public financial markets are summarized in the following table:

                               INTEREST RATES (%)

                            Treasury Yields                   Corporate                      Money Market
                       ---------------------------------------------------------------------------------------
       Period          3-Month          30-Year       A Rated (1)    High Yield (2)     Fed Funds        Prime
                                                                                          (3)
--------------------------------------------------------------------------------------------------------------
         1992            3.14            7.40            7.48            11.26            3.00            6.00
         1993            3.06            6.35            6.51             9.62            3.00            6.00
         1994            5.69            7.88            8.61            11.27            5.50            8.50
         1995            5.08            5.95            6.41             9.70            5.50            8.50
         1996            5.17            6.64            7.02             9.38            5.25            8.25
         1997            5.35            5.92            6.63             8.86            5.50            8.50
         1998            4.52            5.10            6.06            10.20            4.75            7.75
         1999            5.31            6.48            7.55            10.97            5.50            8.50
         2000            5.89            5.46            7.13            13.82            6.50            9.50
         2001            1.72            5.47            6.02            12.39            1.75            4.75
         2002            1.68            5.15            5.60            13.91            1.75            4.75
--------------------------------------------------------------------------------------------------------------
         Mean            4.24            6.16            6.82            11.03            4.36            7.36
        Median           5.08            5.95            6.63            10.97            5.25            8.25
--------------------------------------------------------------------------------------------------------------

Notes:   (1) Merrill Lynch Index C0A3
         (2) Merrill Lynch Index J0A0
         (3) Median daily rate during last week of years

Bloomberg Business News, as of December 31, except 2002, which is as of October 22.

The following discussion includes average interest rates over specific periods of time. The data in the above table reflects information at one point in time.

The average yield on 90-day Treasury bill fell significantly in the first six months of 2002 to 1.75% from 3.47% in 2001 as the Federal Reserve lowered the discount rate in response to the slowing economy.(18) The 30-year Treasury bond also declined with a yield of 4.67% as of September 30, 2002 compared to an average yield of 5.47% in 2001. The Federal Reserve is expected to increase rates slightly in the fall.(19) Because of the uncertainties that exist, the Federal Open Market Committee will be reluctant to raise rates sharply until 2003.(20) The average yield for a 90-day Treasury bill is projected to rise from 1.8% in 2002 to 3.7% and 4.8 % in 2003 and 2004, respectively.(21) The average 30-year Treasury bond yield is expected to increase steadily over the next three years to 5.7%, 6.2%, and 6.2% in 2002, 2003, and 2004, respectively.(22) The projected increase in interest rates is attributed to the rise in inflation, the economic recovery, and federal government deficits.(23)

------------
(18) FRED. St. Louis Federal Reserve Bank web site (www.stls.frb.org).
(19) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 3.
(20) Ibid, p. 4.
(21) Ibid, p. A.1.
(22) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. A.1.
(23) Ibid, p. 4.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 17

ECONOMIC OUTLOOK

Real GDP is forecasted to grow 2.7% in 2002, 3.9% in 2003, and 3.0% in 2004.(24) A critical assumption is that an increase in profits will allow firms to make more capital investments. Currently, business investment is low because a lack of pricing power has suppressed profits. In addition, CEOs are taking a cautious approach to business investment due to an uncertain environment caused by the terrorism threat, stock market slump, and fallout from the Enron and WorldCom troubles.(25)

Inflation as measured by the CPI is expected to fall to 1.6% in 2002, its lowest level in the past ten years, before climbing to 2.8% and 2.4% in 2003 and 2004, respectively, as the economy recovers.(26)

The yield (interest rate) on corporate bonds, using Moody's Corporate Aaa Bonds as a proxy, is forecasted to drop to 6.7% in 2002 and rebound to 7.2 % in 2003 and 2004.(27) The increase in corporate bonds yields will be mirrored by 10-year Treasury bonds which are forecasted to average 5.4% in 2002 and then rise to 6.0% and 5.9% in 2003 and 2004, respectively. Bond yields will rise as result of increases in inflation and the realistic possibility of Federal government deficits.(28) Unemployment is expected to peak at 5.9% in 2002 before dropping to 5.5% and 5.6% in 2003 and 2004, respectively, as the economy improves.(29)

In summary, the economy should rebound in 2002 and expand moderately in 2003 and 2004 with low inflation and moderate interest rates. Together these factors indicate a generally favorable economic environment for business over the next three years. However, in spite of an improving economy certain business sectors may continue to struggle due to specific factors unique to their industries.

---------------
(24) Ibid, p. 7.
(25) Ibid, p. 2.
(26) Ibid, p. 8.
(27) Ibid, p. A.1.
(28) Ibid, p. 9.
(29) Ibid, p. 8.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 18

INDUSTRY OVERVIEW                                                    APPENDIX 3

After considering the outlook for the economy as a whole, an investor must consider the prospects for the appropriate industry. The industry's outlook and profitability expectations establish benchmarks for a company's performance and the potential for investor returns. Investors analyze the subject industry before assessing the relative attractiveness of a particular investment.

Resource Capital Group, Inc. operates within the commercial real estate industry. The U.S. market for commercial real estate and property management grew 10.7% from 1999 to a value of approximately $30 billion in 2000.(30) However, analysts believe that overall growth is not reaching its potential due to increased competition, low service fees and a growing trend among new owners to manager their own properties.(31)

The domestic commercial real estate market can be broken down into seven major segments: office, retail, industrial, multi-family, hotel, land and other. Of these sectors, office space remains the largest, increasing 78.1% over the period from 1996 through 2000 to a value of over $11 billion. Following behind office space, the next largest segments are retail and hotel with 2000 values of $6.4 and $4.4 billion, respectively.(32) The market was highly fragmented during this same period with the top five companies accounting for only 18.5% of total market revenues. Key industry players are Lincoln Property Company, (controlling the largest portion of the commercial real estate and property management market with a 7.0% value share), CB Richard Ellis Services, Inc., Insignia Financial Group, Inc. and Trammel Crow Company.(33)

Real Estate Investment Trusts ("REITs") are another important component of the real estate industry and were among the industry leaders in 2000, however the slowing economy and mounting job losses took a toll on REITs in 2001. Nevertheless, the REIT sector outperformed the S&P 500 for the second year in a row.(34)

With the economy in recession for most of 2001, demand for real estate has clearly decelerated throughout the year. The events of September 11, 2001 further impacted this negative downturn as the industry experienced a near 100% stagnation for 30 days after the terrorist attacks. Integra Realty Resources, Inc. ("IRR") believes the turnaround in this industry will trail the overall economy, which is expected to turnaround in the third quarter of 2002.(35) However, the real estate industry as a whole is healthy and IRR does not expect to see a collapse.

In analyzing the real estate industry as a whole, it is also important to look at data specific to the subject properties' geographic location; in this case, Atlanta, Georgia. The majority of the Company's properties are located in the North Metropolitan Atlanta area, in Fulton and Cobb counties.

---------------
(30) Commercial Real Estate and Property Management in the U.S.A. Euromonitor, September 2001; www.onesource.com
(31) Ibid.
(32) Ibid.
(33) Ibid.
(34) Viewpoint 2002: National Real Estate Market, Integra Realty Resources, Inc.
(35) Ibid.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 19

Metropolitan Statistical Areas ("MSAs") are used to identify thriving and stagnant markets. The Atlanta Metropolitan Statistical Area is comprised of 20 counties and covers 6,150 square miles with 111 incorporated cities and towns.(36) Atlanta began in the middle of the nineteenth century as a rail hub known as "Terminus." Being near the geographical center of the southeast region, the city flourished as a rail distribution center and has since become a major truck and air freight center for the southeast.(37) Over 700 of the Fortune 1,000 companies have operations in Atlanta, with 25 of these companies headquartered there. Atlanta has led the nation in cumulative new job creation for the last five years. The city has steadily grown to a population of 3,357,017 people as of 2002 within its immediate 10 county area, it boasts one of the world's busiest airports and has an extensive interstate system serving its metro area. Like most other cities, Atlanta is not immune to the effects of recession, but the make-up of the overall employment tends to minimize unemployment and generally softens the effects of cyclical economic conditions.(38)

IRR forecasts that Atlanta's population will grow an average of 2.45% per year over the period 2001 - 2006, a good note for the subject real estate market. In addition, Atlanta is also projected to see services employment growth of 4.18%, household growth of 2.74% and employment growth of 3.54%.(39) However, employment growth in Fulton County, where many of the Company's properties are located, has been below the metro area average since 1990.(40)

Although unemployment rates have been increasing lately, the statistics suggest that the metro Atlanta area is outperforming most other cities in terms of jobs, population growth and housing construction. One of the major factors contributing to this growth is a change in the U.S. marketplace, which is gradually shifting from the traditional economic centers in the East and Midwest to the South and West. According to the Atlanta Regional Commission, in-migration is expected to account for 39% to 53% of the Atlanta region's population growth between 1990 and 2020. This population movement is, in turn, attracting domestic and international companies who see Atlanta as offering a 20% to 25% lower cost of doing business versus traditional U.S. marketplaces. Atlanta also benefits from a historical trend of big increases in commercial construction coming out of a recession.(41)

In conclusion, the Atlanta area is a good location for most types of real estate development due to its excellent transportation network, the competency and commitment of local governments, and its proven ability to attract business and development. The current recession, as well as events of September 11th, has had a negative effect on national and local economies, however, many economic indicators point to a possible recovery in the near future.(42)

The Company's 2001 results of operations have been negatively affected by the recent downturn in the U.S. economy and the softening of the Atlanta real estate market. While the current conditions are not favorable, local experts are forecasting that the Atlanta market will rebound by the end of 2002 and recover sooner than most other major U.S. markets.

---------------
(36) Metropolitan Atlanta Regional Data, Commercial Valuation Services, Inc.
(37) Ibid.
(38) Ibid.
(39) Viewpoint 2002: National Real Estate Market, Integra Realty Resources, Inc.
(40) Metropolitan Atlanta Regional Data, Commercial Valuation Services, Inc.
(41) Ibid.
(42) Ibid.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 20

LACK OF MARKETABILITY DISCOUNTS                                      APPENDIX 4

Restricted stock is a term used to describe publicly traded stock that has certain limitations as to transfer or trading. A letter stock is a restricted security of an otherwise publicly traded company not registered with the Securities and Exchange Commission ("SEC") and, therefore, not tradable in the public market for some period of time (usually from one to three years).

When an issue is sold directly by the issuer to the investor, registration with the SEC can be avoided if a letter of intent, also called an investment letter, is signed by the purchaser establishing that the securities are being bought for investment and not for resale. The association of the investment letter with the security gives rise to the term "letter stock."

Letter stock studies compare private transactions of restricted stock in otherwise marketable securities with public stock market transactions. Thus, these studies provide a means of directly quantifying the discount associated with restrictions on marketability.

The results of these studies are summarized in the table below:

                                                           YEARS COVERED IN            MEAN                    MEDIAN
         STUDY(43)                                              STUDY                DISCOUNT                 DISCOUNT
         ---------------------------------------------------------------------------------------------------------------------
         Hall/Polacek Study                                   1969 - 1992                23%                     N/A
         ---------------------------------------------------------------------------------------------------------------------
         Silber Study                                         1981 - 1988                34%                     N/A
         ---------------------------------------------------------------------------------------------------------------------
         Willamette Management Associates                     1981 - 1984                N/A                     31%
         ---------------------------------------------------------------------------------------------------------------------
         Standard Research Consultants                        1978 - 1982                N/A                     45%
         ---------------------------------------------------------------------------------------------------------------------
         Maher Study                                          1969 - 1973                35%                     33%
         ---------------------------------------------------------------------------------------------------------------------
         Moroney Study                                        1969 - 1972                35%                     34%
         ---------------------------------------------------------------------------------------------------------------------
         Trout Study                                          1968 - 1972                34%                     N/A
         ---------------------------------------------------------------------------------------------------------------------
         Gelman Study                                         1968 - 1970                33%                     33%
         ---------------------------------------------------------------------------------------------------------------------
         SEC Institutional Investor Study                     1966 - 1969                26%                     24%
         ---------------------------------------------------------------------------------------------------------------------

         ---------------------------------------------------------------------------------------------------------------------
         Average (Rounded)                                                               31%                     33%
         ---------------------------------------------------------------------------------------------------------------------
         Standard Deviation (Rounded)                                                     5%                      7%

Lack of Marketability Discounts Indicated by Pre-IPO Studies

Pre-IPO studies look to the difference in the price of a security just before and after it becomes publicly traded as a means of quantifying an appropriate discount for lack of marketability. The price of stock as evidenced by private transactions prior to the IPO is a SEC mandated disclosure and condition of registration approval.

The discounts indicated by these studies should be seen as a conservative estimate of the lack of marketability discount because the companies included in the studies had particularly bright prospects as evidenced by the realization of their IPOs. The vast majority of closely held companies remain closely held either by choice or because they are deemed inappropriate for

---------------
(43) Z. Christopher Mercer, ASA, CFA, Quantifying Marketability Discounts, Peabody Publishing, Memphis, TN, 1997, p. 69.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 21
public offering. The studies are also biased, as unsuccessful IPOs are not included in the sample population. The results of these studies are summarized in the table below.

                                                                   YEARS COVERED                      MEDIAN
      STUDY                                                          IN STUDY                        DISCOUNT
      ---------------------------------------------------------------------------------------------------------------
      Brian K. Pearson(44)                                              2001                            49%
      ---------------------------------------------------------------------------------------------------------------
      Brian K. Pearson(45)                                              2000                            47%
      ---------------------------------------------------------------------------------------------------------------
      Brian K. Pearson(46)                                              1999                            49%
      ---------------------------------------------------------------------------------------------------------------
      Adams Capital, Inc.(47)                                           1998                            78%
      ---------------------------------------------------------------------------------------------------------------
      Adams Capital, Inc.                                               1997                            60%
      ---------------------------------------------------------------------------------------------------------------
      Adams Capital, Inc.                                               1996                            58%
      ---------------------------------------------------------------------------------------------------------------
      Adams Capital, Inc.                                               1995                            56%
      ---------------------------------------------------------------------------------------------------------------
      Adams Capital, Inc.                                               1994                            55%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.(48)                                     1994 - 1995                         45%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.                                         1992 - 1993                         44%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.                                         1990 - 1992                         40%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.                                         1989 - 1990                         40%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.                                         1987 - 1989                         45%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.                                         1985 - 1986                         43%
      ---------------------------------------------------------------------------------------------------------------
      Robert W. Baird & Co.                                         1980 - 1981                         66%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates(49)                              1993                            53%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1992                            52%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1991                            32%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1990                            49%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1989                            50%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1988                            52%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1987                            44%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1986                            47%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1985                            43%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1984                            73%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1983                            60%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                              1980 - 1982                         57%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                                  1979                            63%
      ---------------------------------------------------------------------------------------------------------------
      Willamette Management Associates                              1975 - 1978                       52.5%
      ---------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------
      Average (Rounded)                                                                                 51%
      ---------------------------------------------------------------------------------------------------------------
      Standard Deviation (Rounded)                                                                       9%

The most recent studies, the Brian K. Pearson studies, done in 1999, 2000 and 2001, indicate a median discount for lack of marketability of 49%, 47% and 49%, respectively. The studies done by Robert W. Baird & Co. indicate discounts for lack of marketability in the range of 40% to 66% for the period 1980 to 1995. The results of the Willamette Management Associate's studies vary slightly from those done by Robert W. Baird & Co., with median price discounts ranging

---------------
(44) Brian K. Pearson, "2001 Marketability Discounts as reflected in Initial Public Offerings," (http://www.valuationpros.com/ipo.html).
(45) Brian K. Pearson, "2000 Marketability Discounts as reflected in Initial Public Offerings," (http://www.valuationpros.com/ipo.html).
(46) Brian K. Pearson, "1999 Marketability Discounts as Reflected in Initial Public Offerings," CPA Expert, Spring 2000, p. 1-6.
(47) Adams Capital, Inc., David P. Adams III, CPA, ABV, ASA, Unpublished Studies, 1994-1999.
(48) John D. Emory, "The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock," Business Valuation Review, January 1994 - June 1995, p. 157.
(49) Z. Christopher Mercer, ASA, CFA, Quantifying Marketability Discounts, Peabody Publishing, Memphis, TN, 1997, pp. 82-85.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 22
between 32% and 73% for the periods 1975 to 1993. Based on the data presented above, the Company's facts and circumstances and the fact that some level of control is necessary to effect the proposed transaction, we selected a marketability discount of 35%. Data suggests a higher discount would be appropriate. For the immediate situation, our opinion more fairly represents the actual market perspective.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 23

MINORITY INTEREST DISCOUNT                                           APPENDIX 5

A minority interest holder cannot exercise control over the underlying assets. Therefore, a discount for minority interest is warranted. A number of studies have been performed which provide guidance as to the appropriate magnitude of minority interest discounts. For purposes of our analysis we reviewed the Control Premium Study(50) and analyzed implied minority interest discounts in specific industries and overall minority interest discounts.

The implied average minority interest discount for real estate industry ranged from 18% to 66% for the years 1997 through 2001. We place little weight on the implied minority interest discount of 66% because the transactions involved companies with significantly different business operations from RCG. The all industry implied average minority interest discount was 26% to 36% for the same period.

Based on the data presented above and the facts and circumstances of the Company we selected a minority interest discount of 30%.

---------------
(50) Houlihan Lokey Howard Zukin, Mergerstat Review 2002, 1997-2001.

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 24

RISK ASSESSMENT                                                      APPENDIX 6

Prior to making investment decisions, an investor or venture capitalist performs a detailed risk assessment. Being well prepared and having realistic expectations is based on a thorough analysis of the following:

Team Risk                                                                 Market Risk
-    Measurement of the quality and skill level of                        -    Market need conclusively demonstrated
     the management team                                                  -    Market size and growth rate
-    Team possession of skills required for the                           -    Ready assessment of market characteristics
     business plan                                                        -    Market accessibility
-    Ability of team members to work well                                 -    Market structurally suited to business
     together                                                                  strategy
-    Ability of team to implement business plan                           -    Market support of growth rates and pricing
-    Team performance to date                                                  levels
-    CEO experience in starting and operating a
     similar company                                                      Operations Risk
                                                                          -    Complexity and difficulty of controlling the
Business Strategy Risk                                                         business
-    Quality and scale of the business                                    -    Possession of necessary skills to operate the
     opportunity, plan, strategy, and tactics                                  business
-    Appropriateness of business plan and
     strategy developed for success in this market                        Financial Risk
                                                                          -    Capital required to develop properly the
Product/Technology Risk                                                        business
-    Achievability of planned technological                               -    Value of venture upon achievement of
     advances                                                                  business plan
-    Required significant technological advances                          -    Time to achieve business plan
     before finalizing product                                            -    Exit plan with liquid repatriated returns
-    Whether product development effort is
     contingent on outsiders' technological
     advances

We considered these issues when conducting our analysis and assessment of the fairness of the Consideration from a financial point of view. Various risks associated with the Company based on discussions with management and independent market research are listed as follows:

         -        Recent downturns in the United States economy
         -        Softening of the Atlanta real estate market
         -        Timing of an Atlanta real estate market recovery
         - Cost cutting measures have prompted companies to set aside expansion plans
         -        Pricing for the product is sensitive due to keen competition
         - Downfall of high technology and "dot.com" firms in the Company's primary market
         - Suburban offices vacancy rates increased to 11.9% as compared to 8.6% last year
         - The estimated time to balance the current real estate surplus in suburban office space is 2.75 years
         -        Wilton property was vacant for one year

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 25

         -        Wilton property's current capacity is approximately 38%
         -        Wilton is 40% of Company's equity and liabilities
         - Wilton's current fair market value is estimated to be at or below mortgage payoff amount
         - Company is presently accepting lower square foot rents which will negatively impact near term and possibly future earnings
         -        Not currently traded on the NASDAQ over-the-counter market
         -        No current market makers for Company stock
         - Liquidity is based on cash reserves, real estate operating income, ability to maintain financing and the ability to sell and refinance the real estate investments
         - Costs are essentially fixed which makes profitability sensitive to increases/decreases in rental prices
         -        Reliance on key personnel

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 26

BIBLIOGRAPHY                                                         APPENDIX 7

In assessing our fairness opinion, we considered a number of source documents given to us by Company Management. These documents included, but were not limited to:

         -        RCG historical financial statements
         -        RCG internal stock transactions
         - Articles of Incorporation and other legal documents related to the Company's structure
         -        List of equity shareholders

In addition to the materials presented to us by the Company, we reviewed a variety of resources to gather information on the real estate industry and the current economic environment. These documents included, but were not limited to:

         -        Industry press releases courtesy of Bloomberg News
         -        Georgia State University's Economic Forecasting Center
                  Publications

Finally, we consulted a collection of business valuation reference materials typically used in our memorandum. These documents included, but were not limited to:

         - Adams Capital, Inc. discount studies and various other discount studies
         -        Bloomberg Business News and other news wires
         -        Various valuation publications
         -        Research databases including OneSource

--------------------------------------------------------------------------------
Resource Capital Group, Inc.                                    October 22, 2002
Memorandum in Support of Opinion                                         Page 27

RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 1
Fair Market Value Per Share Calculation
VALUATION DATE:  OCTOBER 22, 2002


                                                                                                       Shares
                                                                                                     -----------
Shares outstanding as of September 30, 2002 (1)                                                          409,462

Additional shares from compensation of officer (2)                                                        48,278
                                                                                                     -----------

Total shares outstanding as of October 22, 2002                                                          457,740

Additional shares from exercise of warrants (3)                                                            4,163
                                                                                                     -----------

Total diluted shares                                                                                     461,903

----------------------------------------------------------------------------------------------------------------

Fair market value of common equity (4)                                                               $ 2,050,000

Increase in equity from elimination of liability (2) (5)                                                 241,390

Fair market value of common equity as of October 22, 2002                                            $ 2,291,390

Cash received by RCG from exercise of warrants (3) (6)                                                     4,163
                                                                                                     -----------

Fair market value of common equity with full dilution                                                $ 2,295,553

----------------------------------------------------------------------------------------------------------------


                                                                                                        Fully
                                                                                Basic                  Diluted
                                                                             -----------             -----------
Fair market value of common equity                                           $ 2,291,390             $ 2,295,553
                                                                             -----------             -----------

Number of shares                                                                 457,740                 461,903

FAIR MARKET VALUE PER SHARE (DOLLARS PER SHARE)                                   $ 5.01                  $ 4.97


NOTES:

(1)   September 30, 2002 unaudited financial statements.
(2)   Issued October 18, 2002
(3)   RCG 2001 10K filing to SEC.
(4)   See Schedule 2.
(5) Accrued officer's compensation liability is eliminated due to election to receive compensation in stock. Elimination of liability increases equity by the amount of the liability.
(6)   Assumed all warrants exercised at $1.00 per share.

RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 2
Summary of Fair Market Value
VALUATION DATE:  OCTOBER 22, 2002



NET ASSET APPROACH

Fair market value of the common equity on a controlling, marketable basis (1)                                 $ 4,383,085

  Less: Lack of marketability discount                                                   35%                   (1,534,080)
                                                                                                              -----------

Fair market value of the common equity on a controlling, non-marketable basis                                 $ 2,849,005

  Less: Minority interest discount                                                       30%                     (854,701)
                                                                                                              -----------

Fair market value of the common equity on a minority, non-marketable basis                                    $ 1,994,303
                                                                                                              ===========

MARKET APPROACH - TREASURY STOCK TRANSACTIONS

Fair market value of the common equity on a minority, non-marketable basis (2)                                $ 2,047,310
                                                                                                              ===========

CONCLUDED VALUE (3)
                                                                                                              -----------
Fair market value of the common equity on a minority, non-marketable basis (rounded)                          $ 2,050,000
                                                                                                              ===========




NOTES:

(1)   See Schedule 3.
(2)   See Schedule 5.
(3) The net asset approach was selected as the most appropriate approach due to the proposed transaction structure, Company specific facts and circumstances, and no planned dividends. See Section 5 of the report.

RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 3
Net Asset Approach
VALUATION DATE:  OCTOBER 22, 2002


Fair market value of properties (1)                                                     $ 18,276,000

Less: costs associated with sale (2)                                    8%                (1,462,080)
                                                                                        ------------

Net sale proceeds                                                                         16,813,920

Less: taxes due on built in gains from sale of properties (3)                               (550,257)
                                                                                        ------------

Post tax sale proceeds                                                                    16,263,663

Plus: value of furniture and autos (4)                                                        50,000

Plus: escrow deposits (5)                                                                    169,621

Plus: cash on hand (5)                                                                       701,685

Less: liabilities (5)                                                                    (12,801,884)
                                                                                        ------------

Net value                                                                                $ 4,383,085
                                                                                         ===========



NOTES:

1)  See Schedule 4.
2) Includes brokerage fee, legal fees and other costs associated with sale of property.
3) Net book value ($15,365,874) used to estimate tax basis of properties. Gain taxed at 38% rate.
4)  Fair market value of automobiles and furniture provided by Management.
5)  See Schedule 6.

RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 4
Summary of Real Property Fair Market Value
VALUATION DATE:  OCTOBER 22, 2002


                                                                Estimated
                                                                  Fair
                                                                 Market
Location                                                        Value (1)
--------                                                       -----------
8050 Roswell Road                                              $   850,000
576 Colonial Park Drive                                          1,320,000
515 Crossville Road                                              5,976,000
570 Colonial Park Drive                                          1,775,000
3928 Montclair Road                                              1,680,000
956 Montclair Road                                               1,575,000
3113 Roswell Road                                                1,225,000
3115 Roswell Road                                                  925,000
920 Holcomb Bridge                                               1,450,000
419 Crossville Road                                              1,500,000
                                                               -----------

Total                                                          $18,276,000
                                                               ===========



Notes:

(1)   Fair market value of land, buildings and improvements as of October
      22, 2002.
      Provided by management.

RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 5
SUMMARY OF TREASURY STOCK TRANSACTIONS (1)
VALUATION DATE:  OCTOBER 22, 2002


                                                                                               Implied
                                  Shares                                                      Value Per
    Year                        Purchased                      Dollars                          Share
    ----                        ---------                      -------                        ---------
    2000                             999                       $ 4,995                          $5.00

    2001                           5,709                       $28,545                          $5.00

    2002                             750                       $ 3,750                          $5.00



Current shares outstanding as of September 30, 2002                                           409,462

Concluded implied price per share                                                         $      5.00

Fair market value of the common equity on
a minority, non-marketable basis                                                          $ 2,047,310
                                                                                          ===========


NOTES:

(1) Per Company 10Q filings to SEC.

RESOURCE CAPITAL GROUP, INC.                                        SCHEDULE 6
HISTORICAL BALANCE SHEETS (1)
AS OF DECEMBER 31,


                                                    1998                         1999                          2000
                                                -----------                   -----------                  -----------
Current assets

  Cash and cash equivalents                     $ 2,212,570    19%            $   593,863     5%           $   517,371      4%

  Investments in and receivables from
    partnerships                                  1,352,941    11%                      0     0%                     0      0%

Property and equipment
  Land                                            2,254,005    19%              3,721,554    29%             3,722,895     25%
  Buildings and improvements                      5,611,061    47%              8,404,536    64%             8,800,628     60%
  Furniture and equipment                           311,784     3%                472,255     4%               536,465      4%
  Construction in progress                          102,218                        37,493                    1,434,835     10%
                                                -----------                   -----------                  -----------
  Total gross P&E                                 8,279,068    70%             12,635,838    97%            14,494,823     98%
  Less: depreciation                               (333,269)   -3%               (583,918)   -4%              (902,130)    -6%
                                                -----------                   -----------                  -----------
Property and equipment, net                       7,945,799    67%             12,051,920    92%            13,592,693     92%

Other assets
  Deferred mortgage cost -
    net of accum amort                              160,065     1%                223,339     2%               280,778      2%
  Recoverable taxes                                       0     0%                 19,720     0%               137,795      1%
  Escrow deposits                                         0     0%                      0     0%                     0      0%
  Other assets                                      148,027     1%                150,831     1%               244,778      2%
                                                -----------                   -----------                  -----------
Total other assets                                  308,092     3%                393,890     3%               663,351      4%

                                                -----------                   -----------                  -----------
TOTAL ASSETS                                    $11,819,402                   $13,039,673   100%           $14,773,415    100%
                                                ===========                   ===========                  ===========

Current liabilities
  Accounts payable                                 $ 44,082     0%               $ 86,440     1%              $ 98,958      1%
  Contract payable                                        0     0%                      0     0%               662,306      4%
  Accrued interest                                   29,778     0%                 52,716     0%                57,148      0%
  Accrued officer's salary                                0     0%                      0     0%                     0      0%
  Accrued professional fees                          48,000     0%                 26,000     0%                26,000      0%
  Accrued other expenses                            284,850     2%                286,407     2%               199,650      1%
  Security deposits and other                        86,210     1%                135,493     1%               130,121      1%
                                                -----------                   -----------                  -----------
Total current liabilities                           492,920     4%                587,056     5%             1,174,183      8%

Long-term liabilities
  Mortgages and loan payable                      5,859,857    50%              7,622,998    58%             9,007,153     61%
  Deferred tax liability                            265,824     2%                      0     0%                     0      0%

                                                -----------                   -----------                  -----------
Total liabilities                                 6,618,601    56%              8,210,054    63%            10,181,336     69%

Stockholders' equity
  Common stock                                        5,086     0%                  5,210     0%                 5,210      0%
  Additional paid-inn capital                     4,607,494    39%              4,636,260    36%             4,652,912     31%
  Retained earnings                                 778,868     7%                380,626     3%               131,429      1%
  Treasury stock                                   (190,647)   -2%               (192,477)   -1%              (197,472)    -1%
                                                -----------                   -----------                  -----------
                                                  5,200,801    44%              4,829,619    37%             4,592,079     31%

                                                -----------                   -----------                  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $11,819,402   100%            $13,039,673   100%           $14,773,415    100%
                                                ===========                   ===========                  ===========

                                                                               SEPTEMBER 30,
                                                    2001                           2002
                                                -----------                    -------------
Current assets

  Cash and cash equivalents                     $   727,062       4%            $   701,685       4%

  Investments in and receivables from
    partnerships                                          0       0%                      0       0%

Property and equipment
  Land                                            3,239,884      19%              3,239,884      19%
  Buildings and improvements                     12,714,555      75%             12,805,032      76%
  Furniture and equipment                           629,741       4%                693,989       4%
  Construction in progress                                0                               0
                                                -----------                     -----------
  Total gross P&E                                16,584,180      98%             16,738,905     100%
  Less: depreciation                             (1,045,093)     -6%             (1,373,031)     -8%
                                                -----------                     -----------
Property and equipment, net                      15,539,087      92%             15,365,874      92%

Other assets
  Deferred mortgage cost -
    net of accum amort                              222,275       1%                206,756       1%
  Recoverable taxes                                 180,108       1%                288,786       2%
  Escrow deposits                                   136,366       1%                169,621       1%
  Other assets                                       65,453       0%                 60,252       0%
                                                -----------                     -----------
Total other assets                                  604,202       4%                725,415       4%

                                                -----------                     -----------
TOTAL ASSETS                                    $16,870,351     100%            $16,792,974     100%
                                                ===========                     ===========

Current liabilities
  Accounts payable                                 $ 38,123       0%               $ 25,796       0%
  Contract payable                                   84,800       1%                      0       0%
  Accrued interest                                   61,986       0%                 59,536       0%
  Accrued officer's salary                          150,185       1%                241,394       1%
  Accrued professional fees                          26,000       0%                 16,875       0%
  Accrued other expenses                             20,615       0%                117,210       1%
  Security deposits and other                       156,623       1%                179,162       1%
                                                -----------                     -----------
Total current liabilities                           538,332       3%                639,973       4%

Long-term liabilities
  Mortgages and loan payable                     11,953,548      71%             12,161,911      72%
  Deferred tax liability                                  0       0%                      0       0%

                                                -----------                     -----------
Total liabilities                                12,491,880      74%             12,801,884      76%

Stockholders' equity
  Common stock                                        5,210       0%                  5,210       0%
  Additional paid-inn capital                     4,652,912      28%              4,652,912      28%
  Retained earnings                                 (53,634)      0%               (437,190)     -3%
  Treasury stock                                   (226,017)     -1%               (229,842)     -1%
                                                -----------                     -----------
                                                  4,378,471      26%              3,991,090      24%

                                                -----------                     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $16,870,351     100%            $16,792,974     100%
                                                ===========                     ===========


NOTES:

(1) Source: SEC 10K and 10Q filings.

RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 7
HISTORICAL INCOME STATEMENTS (1)
FOR THE YEARS ENDED DECEMBER 31,




                                              1997                             1998                          1999
                                           -----------                     -----------                   -----------
Total revenue growth                                                               12%                          -10%

Revenue
  Rental operations                        $ 1,196,880      59%            $ 1,231,371      54%          $ 1,577,621      76%

  Net gain on sale of real properties          590,765      29%                604,182      26%              384,755      19%
  Interest and other income                    253,976      12%                451,865      20%              106,229       5%
                                           -----------                     -----------                   -----------
Total revenue                                2,041,621     100%              2,287,418     100%            2,068,605     100%

Expenses
  Rental operations                            496,646      24%                326,633      14%              464,044      22%

  General administrative                       576,703      28%                741,246      32%              745,802      36%
  Interest                                     346,399      17%                357,793      16%              504,915      24%
  Depreciation and amortization                372,026      18%                203,420       9%              265,035      13%
                                           -----------                     -----------                   -----------
Total expenses                               1,791,774      88%              1,629,092      71%            1,979,796      96%

Earnings before income taxes                   249,847      12%                658,326      29%               88,809       4%



Minority interest                               15,586       1%                      0       0%                    0       0%



Income taxes (benefit)                          99,466       5%                290,091      13%               67,741       3%
                                           -----------                     -----------                   -----------

NET INCOME                                 $   134,795       7%            $   368,235      16%          $    21,068       1%
                                           ===========                     ===========                   ===========


                                                                                                        LATEST TWELVE
                                                                                                        MONTHS ENDED
                                               2000                            2001                  SEPTEMBER 30, 2002
                                           -----------                    -----------                ------------------
Total revenue growth                               -1%                             7%

Revenue

  Rental operations                        $ 1,980,707      97%           $ 1,950,887      89%           $ 1,988,005      99%

  Net gain on sale of real properties                0       0%               205,929       9%                     0       0%
  Interest and other income                     64,389       3%                31,154       1%                20,650       1%
                                           -----------                    -----------                    -----------
Total revenue                                2,045,096     100%             2,187,970     100%             2,008,655     100%

Expenses
  Rental operations                            571,135      28%               580,951      27%               596,211      30%

  General administrative                       783,393      38%               793,012      36%               876,566      44%
  Interest                                     681,854      33%               668,978      31%               780,220      39%
  Depreciation and amortization                373,916      18%               369,417      17%               461,418      23%
                                           -----------                    -----------                    -----------
Total expenses                               2,410,298     118%             2,412,358     110%             2,714,415     135%

Earnings before income taxes                  (365,202)    -18%              (224,388)    -10%              (705,760)    -35%

Minority interest                                    0       0%                     0       0%                     0       0%

Income taxes (benefit)                        (116,005)     -6%              (185,063)     -8%              (348,862)    -17%
                                           -----------                    -----------                    -----------

NET INCOME                                 $  (249,197)    -12%           $   (39,325)     -2%           $  (356,898)    -18%
                                           ===========                    ===========                    ===========

NOTES:

(1) Source: SEC 10K and 10Q filings.